ILLUSIO, LLC



ANNUAL REPORT

ILLUSIO, LLC
1211 Puerta Del Sol San
Clemente, Ca 92673

This Annual Report is dated April 30, 2021.
BUSINESS

ILLUSIO is a SaaS-based medical software company specializing in augmented reality visualization systems for aesthetic procedures; both invasive and non-invasive. Our current platform in intended for use by plastic surgeons and their breast augmentation patients. The system combines a 3D scan of a patient's breasts with a Virtual Mirror to create a revolutionary surgeon consult experience.

It helps surgeons and patients visualize and personalize the desired outcome by bridging the traditional gaps inherent in a more limited verbal discussion.

How it Works:

We created a Virtual Mirror where patients can see themselves as their plastic surgeons manipulate the image of their breasts in real time per the patient's preferences.

A plastic surgeon or their medical assistant uses an iPad with an attached 3D scanner to capture a 3D image of the patient's upper body and in less than two minutes, the ILLUSIO platform transforms that image into a 3D rendering.

Surgeons use this as a tool to facilitate a visual discussion about possible surgical options for the patient's unique anatomy, showing the patient what options would look like post-surgery. The patient can turn side to side to see multiple angles of her virtual breasts in the Virtual Mirror and all in real time. The surgeons can apply these changes to physical characteristics of her breast anatomy, such as size, roundness, sag, lift and.

Partnership with Mentor Worldwide, LLC:

ILLUSIO has partnered with the leading breast implant manufacturer and distributor in the world, Mentor Worldwide (Mentor), a Johnson & Johnson Company. This partnership is targeted at the needs of both patients who are seeking more information about breast implants and the plastic surgeons who perform these procedures. On the Mentor implants website women can experience what they could look like with breast implants by using the Mentor Visualizer Powered by ILLUSIO.

While the visualizer gives a glimpse into the possibilities of surgery, the ILLUSIO Professional Application (ILLUSIO PRO) is a complete 3D Augmented Reality experience where women can look into a Virtual Mirror and see ALL of the possibilities of breast augmentation, breast reduction or a breast lift. This breast simulation process can be found at an ILLUSIO -licensed plastic surgeon.

With this incredible realistic visualization process, women can turn side-to-side as their surgeons alter their breasts to find the perfect fit for each unique body. The most important reason for seeing a plastic surgeon with the ILLUSIO Professional Application is to have a shared visual expectation about surgery. Never again will women and surgeons have different images of what patients want.

Previous Offerings

Between 2020 and 2019, we sold 214.863 shares of common stock in exchange for $234,200.67; which is $1.09 per share, under Regulation Crowdfunding.

Final amount sold: $234,200.67

Use of proceeds: Product development, customer support, operational expenses.

Date: June 9, 2020

Offering exemption relied upon: Regulation CF

2021 is already shaping up to be a fantastic year for ILLUSIO. We ended 2020 with a successful fundraising event that should give us sufficient runway to get through the upcoming Convertible Note of SAFE raise. In total, we raised $470,000 in 2020 Q4.

We also ended the year with the national launch of ILLUSIO PRO 2.0 which is now being sold across the country with the help of our partners at Mentor. Our new Director of Client Relations, Steve Madrid, is working closely with all of the Mentor Sales Division Managers to come up with successful strategies to promote ILLUSIO PRO.

In addition, we will be bringing on two new advisors to the company to assist and guide us through our Seed and our Series A raise.

Our next fundraising event will consist of a Convertible Note of SAFE (Simple Agreement for Future Equity) targeting $2.5 million in total.

The Use of Funds will be to scale the company in the areas of development, sales and customer support.

Additional Funding:

- In addition to Crowdfunding, ILLUSIO has raised to $2.5m to date in Convertible Notes and SAFEs.

- We raised $470,000 in 2019 with a $15m pre-money valuation in our last round, regarded as a Seed Round.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

RISK FACTORS

The United States Securities and Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition, The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than developed companies. You should consider general risks as well specific risks when deciding to invest. These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Company shares should only be undertaken by persons who have the financial sufficient enough to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risks factors, in addition to the other information listed in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the Company.

2020 was one of the most consequential years for businesses in the last hundred years. Covid-19 had an impact on our core business and that of our partner, Mentor Worldwide LLC, and our customers. As the year came to an end we saw all of the signs that 2021 would be a much better year.

The most significant impact on our business was a delay in the launch of ILLUSIO Pro 2.0 which is our revenue generating licensed product that we sell to plastic surgeons. As hospitals shut down elective surgeries, these potential customers were unable to perform breast augmentation and thus it was not a good time for us to try to sell them a related service.

During this delay in sales, thankfully, our investors were very supportive and through your investments we were able to push on much needed technological developments to both our core platform as well as the web-based Mentor Visualizer Powered by ILLUSIO. As you know the key differentiator between ILLUSIO Pro 1.0 and 2.0 is the capability to capture a 3D scan of our patients and process those scans so that surgeons can apply real-time deformations to the breasts as the patients see themselves in our "Virtual Mirror."

In looking into 2021, we are very excited about where our company is and where the industry is going. The end of 2020 saw dramatic increases in breast augmentation procedures and in many cases, the yearend numbers were in line with 2019 numbers. We believe that these numbers will remain strong and that the plastic surgery industry will realize strong growth throughout the year.

This year does mark our first revenue-generating year for our company. We are already on target to hit our goals for the 1st quarter and see no reason why this trend won't continue. One factor that will have a direct impact however is our ability to complete our current round of fundraising. Our goal is to raise $2.5 million in the first half of 2021. These funds will be used to scale our company to answer to the demand which is being generated through our outreach to surgeons; largely promoted through our partnership with Mentor Worldwide.

The primary areas for growth will be in the area of sales, software development and customer support and services. To date nearly all of our development has been done by independent contractors and outside agencies. This year will be the first year when we hire full time developers; solely dedicated to wholistic improvements and added functionality to ILLUSIO Pro.

Again, we are very optimistic about 2021 and expect this to be a transformational year where we cross over from being a start up to a revenue generating company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it's a better option that a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business.

About Breast Augmentation:

Breast augmentation — also known as augmentation mammoplasty — is surgery to increase breast size. It involves placing breast implants under breast tissue or chest muscles.

This procedure can also restore breast volume lost after weight reduction or pregnancy, achieve a more rounded breast shape or improve natural breast size asymmetry.

For some women, breast augmentation is a way to feel more confident. For others, it's part of rebuilding the breast for various conditions.

Global Survey:

Since 2006, breast augmentation continues to be one of the top cosmetic surgical procedures. More than 1.8 million cosmetic surgical procedures were performed in 2018, and breast augmentation was the market leader with 313,735 procedures.

There was an increase in both surgical and non-surgical procedures (7.1% and 7.6%, respectively) in 2019. Hence there was a 3.6% decrease in the numbers of procedures, yet breast augmentation remained to be the most common cosmetic surgical procedure. Breast augmentation makes up about 15.8% of all surgical procedures. Breast augmentation was among the top five most popular surgical procedures. Moreover, breast augmentation was the most common among women.

Age Distribution:

If we rewind the calendar to 2017-2018 and move towards the age distribution, we will find interesting stats. There were 37 percent of operations for breast augmentation among 111,210 total operations. These operations were performed on women of ages 36 to 50. Similarly, 8,435 procedures were performed on girls of age 13 to 19 for breast augmentation. 87,623 were performed on women of ages 51 to 64. 7.420 procedures were performed on women of age 65 or above.

Statistics in the US:

The highest age share of breast augmentation in the US ranges from 35 years to 50 years. Referring to the year 2019, all the breast augmentation performed included 46.4 percent of patients with ages 35 to 50 years. The highest ratio of breast augmentation was among the patients with ages 35 to 50 years.

The Company Faces Substantial Competition

The market for aesthetic procedure visualization is becoming increasingly competitive. Some of the largest of these competitors in our market include Crisalix and Canfield Scientific, as they introduce new software and hardware products and expand their efforts behind existing brands. The Company anticipates competition will remain strong as the industry grows and more plastic surgeons integrate visualization into their patient consult process.

The Company's core platform competes generally with other aesthetic visualization platforms. There are distinct characteristics to our platform which differentiate us from our competitors; however the Company needs to educate our customers and they need to recognize and accept these distinctions as a competitive advantage and one which will add value to their medical practice.

Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

We Are An Early Stage Company And Have Not Yet Generated Any Profits

The Company was formed on February 17, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years.

We Rely On Third Parties To Provide Services Essential To The Success Of Our Business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, legal work, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other supplier's operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and the performance of their services for the Company.

The Company Is Dependent on Its Distributors

The Company distributes its product with the assistance of our key partnerships distribution to medical practices and, ultimately, to plastic surgeons. Sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors; especially in markets outside of the United States. Changes in control or ownership within the current distribution network could lead to less support of the Company's products.

Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

No assurance can be given that the Company will be able to maintain its current distribution network or secure additional Distributors on terms not less favorable to the Company than its current arrangements.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results But Not Be Effective

The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results - 2020 Compared to 2019 Results of Operations

Revenue. The Company has been in a development phase since its inception in 2015. The Company officially launched ILLUSIO PRO 2.0 in January 2020 and is projected to generate $223,000 in the year 2021.

Cost of Goods Sold. Cost of Goods Sold decreased by $47,444, to $89,281 for the year ended December 31, 2020 as compared to $136,725 from the year ended December 31, 2019. This change was due to a disproportionately large spend in development of the Mentor Visualizer Powered by ILLUSIO in 2019 which was an integral component of our agreement with Mentor Worldwide. It is projected that expenditures in the Costs of Good Sold will increase in quarters 1, 2 and 3 of 2021 and the Company will complete development of the mastectomy reconstruction and revision visualization platforms.

Gross Loss. Gross loss decreased by $41,590, to $95,135 for the year ended December 31, 2020 from $136,725 for the year ended December 31, 2019. This change was primarily driven by the increased spend in the development of the Mentor Visualizer Powered by ILLUSIO in 2019.

Total Expenses. Total expenses decreased by $157,489, or 30% to $325,826 for the year ended December 31, 2020 from $483,335 for the year ended December 31, 2019. This change was primarily driven by the increased development expenditures in 2019.

Cash Flow

While the Company has yet to reach profitability, operations have been funded through member's contributions and debt. We have plans to improve future financial performance by continuing to grow revenue through geographical expansion, including the expected distribution agreements in countries outside of the United States in 2021 and the Company's launch of ILLUSIO PRO 2.0 that will enable an expanded distribution footprint in the United States. The Company has made substantial progress in signing a Memorandum of Understanding with CeneMed, a major distributor of medical devices and supplies in Brazil, including Mentor Implants.

The Company expects that, if necessary, to support future operations, additional funding would be available through additional equity raises.

Long-Term Debt

In April 2020, the Company received loan proceeds in the amount of approximately $43,953 under the Paycheck Protection Program **("PPP)**. The **PPP,** established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight- or twenty-four week period. The unforgiven portion of the **PPP** loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the **PPP.** The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

The Company was notified in November 2020 that we had qualified for forgiveness of the total amount of the PPP loan.

Convertible Notes

At 2020, the Company received $305,000 in investment through a SAFE (Simple Agreement for Future Equity). This debt will be converted to equity when we have an equity round of financing which is targeted to happen through a Series A raise in 2022. There is a valuation cap of $15,000,000 in the 2020 SAFEs.

The Company is raising an additional $2,500,000 in 2021 as a Seed Round which will also be issued through a SAFE. The terms for the SAFE are defined as a 20% discount with a $50,000,000 valuation cap.

Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal, with units calculated based upon the discounted valuation, as defined in the agreement.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLYEES

Our Directors and Executive Officers and Significant Employee as of the date hereof re as follows:

Name: Ethan Winner
Ethan Winner's current primary role is with the Issuer.
Position: CEO, and Member, Board of Directors
Dates of Service: February 15, 2015 – Present
Responsibilities: Oversees general operations, partnerships, strategic relationships, accounting & finance, and day to day operations.

Name: Kyle Song, MD
Kyle Song's current primary role is at South Coast Plastic Surgery
Position with Issuer: Chief Medical Officer, and Member, Board of Directors
Dates of Service: February 15, 2015 – Present
Responsibilities: Oversees the practical application of the core software purpose for the plastic surgery use case.

Name: Jeffrey Stone
Jeffrey Stone's current primary role is with businesses other than the Issuer.
Position with Issuer: Member, Board of Directors
Dates of Service: February 15, 2015 – Present
Responsibilities: Advises on issues relevant to the Board of Directors.

Name: Preston Platt
Position with Issuer: Chief Technology Officer
Preston Platt's current primary role is with businesses other than the Issuer. Dates of
Service: February 15, 2015 – Present
Responsibilities: Oversees all software development.

Name: Brian Ross
Brian Ross' current primary role is with the Issuer.
Position with Issuer: Director of Infrastructure
Dates of Service: March 2017 – Present
Responsibilities: Oversees engineering infrastructure.

Name: Steve Madrid
Steve Madrid's current primary role is with the Issuer.
Position with Issuer: Director of Customer Relations
Dates of Service: January 1, 2021 – Present
Responsibilities: Oversees all customer and strategic partnership relationships

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more that 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of April 20, 2021, our authorized capital stock consists of 8,788,621 Shares.

The Board of Directors and their respective ownership in the Company is as follows:

Title of Class: Common Stock
Stockholder Name: Ethan Winner
Amount and nature of Beneficial ownership: 2,439,732

Title of Class: Common Stock
Stockholder Name: Kyle Song
Amount and nature of Beneficial ownership: 1,275,563

Title of Class: Common Stock
Stockholder Name: Jeffrey Stone
Amount and nature of Beneficial ownership: 1,151,203

What it means to be a minority folder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company' s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred: 1. to the Company;

2. to an accredited investor;

3. as part of an offering registered with the SEC; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

ILLUSIO, LLC

DocuSigned by:
Ethan Winner
135801E158B24D7...

By ____________________

Name: Ethan Winner

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Ethan Winner, Chief Executive Officer of ILLUSIO, LLC, hereby certify that the financial statements of ILLUSO, LLC included in this Report are true and complete in all material respects.

DocuSigned by:

Ethan Winner

135801E158B24D7...

Name: Ethan Winner

Title: Chief Executive Officer

ILLUSIO, LLC

Consolidated Financial
Statements December 31, 2020 and
2019

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

PROFIT AND LOSS STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

BALANCE SHEETS December 31, 2020 and 2019

ILLUSIO, Inc.
Profit and Loss
January - December 2020

Cost of Revenues	
Gross Profit	$ (84,500.80)
General and Administrative	
Total General and Administrative	$299,556.81
Sales and Marketing	
Total Sales and Marketing	$26,289.28
Total Expenses	$325,846.09
Net Operating Income	-$410,346.89
Other Income	
Forgiven PPP Loan Payment	43,953.00
SBAD Grant	3,000.00
Total Other Income	$46,953.00
Net Other Income	$46,953.00
Net Income	-$363,393.89

ILLUSIO, Inc.
Profit and Loss
January - December 2019

Cost of Revenues	
Total Cost of Goods Sold	$ 136,725.00
Gross Profit	-$ 136,725.00
General and Administrative	
Total General and Administrative	$396,425.00
Sales and Marketing	
Total Sales and Marketing	$86,910.00
Total Expenses	$483,335.00
Net Operating Income	-$620,060.00
Net Income	-$620,060.00

ILLUSIO, Inc.
Balance Sheet
As of December 31, 2020

ASSETS		
Current Assets		
Bank Accounts		
WF Business Checking (1339)		72,402.42
Cash in bank		0.00
Total Bank Accounts	$	72,402.42
Total Current Assets	$	72,402.42
TOTAL ASSETS	$	72,402.42
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	$	0.00
Total Current Liabilities	$	0.00
Total Liabilities	$	0.00
Equity		
Shareholder's Contribution		199,472.00
Shareholder's Contribution - Ethan Winner		1,693,383.23
Total Shareholder's Contribution	$	1,892,855.23
Shareholder's Equity - Prime Trust LLC		214,706.62
Shareholder's Distribution		
Shareholder's Distribution - Ethan Winner		-109,175.54
Total Shareholder's Distribution	-$	109,175.54
Net Income		-363,393.89
Retained Earnings		-1,562,590.00
Total Equity	$	72,402.42
OTAL LIABILITIES AND EQUITY	$	72,402.42

ILLUSIO, Inc.
Balance Sheet
As of December 31, 2019

ASSETS		
Current Assets		
Bank Accounts		
Cash in bank		47,410.00
WF Business Checking (1339)		0.00
Total Bank Accounts	$	47,410.00
Total Current Assets	$	47,410.00
TOTAL ASSETS	$	47,410.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	$	0.00
Total Current Liabilities	$	0.00
Total Liabilities	$	0.00
Equity		
Shareholder's Contribution		
Shareholder's Contribution - Ethan Winner		1,610,000.00
Total Shareholder's Contribution	$	1,610,000.00
Net Income		-620,060.00
Retained Earnings		-942,530.00
Total Equity	$	47,410.00
TOTAL LIABILITIES AND EQUITY	$	47,410.00